SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 26, 2010

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Announcement of LM Ericsson Telephone Company, dated April 26, 2010 regarding “Ericsson first quarter results.”

FIRST QUARTER REPORT

April 23, 2010

ERICSSON FIRST QUARTER RESULTS

CEO COMMENTS

“Group sales in the quarter declined -9% year-over-year with lower sales in Networks but with an increase in Global Services,” says Hans Vestberg, President and CEO of Ericsson (NASDAQ:ERIC).

“Sales for comparable units, adjusted for currency exchange rate effects and hedging declined year-over-year -16%. Voice related sales, such as 2G, continued to decline in the quarter but were partly offset by increased 3G sales. Sales were also impacted by tight industry component supply conditions.

Gross margin improved, positively affected by business mix and continued efficiency gains. Cash flow improved year-over-year. The work to regain profitability in our joint ventures is on track and Sony Ericsson shows improved results year-over-year.

The market conditions we saw in the second half of 2009 prevailed also in this quarter with mixed operator investment behavior across regions and markets. Operators in a number of developing markets were still cautious with their investments which impacted Networks’ sales while Professional Services sales were good also this quarter.

During the quarter, the mobile data traffic increase continued, mainly in North America and Western Europe, driven by increased consumer usage of smartphones and other devices. We forecast that mobile data traffic will double annually over the next five years. In markets with strong data traffic uptake, we increasingly discuss with operators how to manage the higher data volumes and how to maintain a good consumer user experience. The 16 managed services contracts signed during the quarter reflect increased operator focus on network quality and efficiency.

We also continued to strengthen our position in North America with the important 4G/LTE agreement with AT&T. With a clear roadmap for CDMA, customers show confidence in our broadened offering. The acquired CDMA business developed favorably during the quarter,” concludes Hans Vestberg.

SEK b.	First quarter			Fourth quarter
	2010	2009	Change	2009	Change
Net sales	45.1	49.6	-9%	58.3	-23%
Gross margin	39%	36%	—	35%	—
EBITA margin excl JVs1)	13%	12%	—	15%	—
Operating income excl JVs	4.5	4.7	-4%	7.5	-39%
Operating margin excl JVs	10%	10%	—	13%	—
Ericsson’s share in earnings in JVs	-0.3	-2.2	—	-0.4	—
Income after financial items	4.1	3.3	23%	6.7	-38%
Net income	1.3	1.8	-30%	0.7	76%
EPS diluted, SEK	0.39	0.54	—	0.10	—
Adjusted cash flow2)	3.0	-1.7	—	13.6	—
Cash flow from operations	2.3	-2.9	—	12.5	—
Restructuring charges excl JVs	2.2	0.7	—	4.2

All numbers, excl. EPS, Net income and Cash flow from operations, excl. restructuring charges.

1)	EBITA – Earnings before interest, tax, amortizations and write-downs of acquired intangibles.
2)	Cash flow from operations excl. restructuring cash outlays that have been provided for. Cash outlays in the quarter were SEK 0.7 (1.2) b. For the fourth quarter, cash outlays amounted to SEK 1.1 b.

1

FINANCIAL HIGHLIGHTS

Income statement and cash flow

Sales in the quarter were down -9% year-over-year and -23% sequentially. Sales for comparable units, adjusted for currency exchange rate effects and hedging, declined -16% year-over-year. The net impact of currency exchange rate effects and hedging was limited. During the quarter, operators in a number of developing markets were still cautious with investments which impacted sales, primarily in Networks. This was partly offset by continued good services sales.

Gross margin, excluding restructuring, improved year-over-year to 39% (36%) due to efficiency gains and product mix. Sequentially, the gross margin improved from 35% for the same reasons.

Operating expenses were reduced to SEK 13.1 (13.6) b., excluding restructuring charges. This includes operating expenses from the acquired CDMA business. The year-over-year decline is primarily a result of ongoing cost reduction activities. Other operating income and expenses were SEK 0.3 (0.3) b. in the quarter.

Operating income, excluding joint ventures and restructuring charges, amounted to SEK 4.5 (4.7) b., including positive contribution from the acquired CDMA business. Operating margin was stable at 10% (10%) in the quarter, despite lower year-over-year sales, but declined sequentially as a result of seasonally lower sales.

Ericsson’s share in earnings of joint ventures, before tax, amounted to SEK -0.3 (-2.2) b. excluding restructuring charges, compared to SEK -0.4 b. in the fourth quarter. Sequentially, Sony Ericsson improved sales and margins significantly due to efficiency programs and new products, while ST-Ericsson’s loss increased mainly due to lower sales and seasonality. Restructuring charges in joint ventures were SEK 0.1 b in the quarter.

Financial net was SEK -0.2 (0.8) b., mainly due to low interest rates and negative currency revaluation effects on financial assets and liabilities.

Net income amounted to SEK 1.3 (1.8) b. and earnings per share were SEK 0.39 (0.54).

Adjusted cash flow improved to SEK 3.0 (-1.7) b. in the quarter, down sequentially from SEK 13.6 b. However, cash flow from operations improved year-over-year due to focus on capital efficiency. Cash flow in the quarter was negatively affected by an employer contribution to pension trusts of SEK 0.9 (1.5) b.

Balance sheet and other performance indicators

SEK b.	Mar 31 2010	Dec 31 2009	Sep 30 2009	Jun 30 2009	Mar 31 2009
Net cash	38.5	36.1	33.9	27.9	22.9
Interest-bearing liabilities and post-employment benefits	39.3	40.7	45.9	47.6	41.2
Trade receivables	62.7	66.4	62.4	69.4	75.2
Days sales outstanding	117	106	118	121	124
Inventory	24.1	22.7	26.8	29.0	30.7
Of which regional inventory	14.0	12.9	15.9	17.7	18.9
Inventory days	75	68	77	78	83
Payable days	59	57	57	59	65
Customer financing, net	2.9	2.3	2.7	3.1	2.8
Return on capital employed	5%	4%	4%	5%	7%
Equity ratio	53%	52%	52%	51%	52%

Ericsson First Quarter Report 2010	2

Trade receivables decreased by SEK 3.7 b in the quarter to SEK 62.7 (66.4) b., impacted by seasonally lower sales, days sales outstanding (DSO) increased sequentially from 106 to 117 days.

Inventory increased by SEK 1.4 b. in the quarter to SEK 24.1 (22.7) b. due to seasonal build-up. The year-over-year reduction is partly due to lower sales and product mix shift. Turnover improved year-over-year to 75 days due to improved project execution.

The net cash position increased by SEK 2.4 b. in the quarter to SEK 38.5 (36.1) b. Cash, cash equivalents and short-term investments amounted to SEK 77.9 (76.7) b.

During the quarter, approximately SEK 1.6 b. of provisions were utilized, of which SEK 0.7 b. related to restructuring. Additions of SEK 1.8 b. were made, of which SEK 0.7 b. related to restructuring. Reversals of SEK 0.5 b. were made.

Cost reductions

The ongoing cost reduction program, initiated in first quarter 2009, will be completed by the second quarter 2010 and the total annual savings of the entire program are estimated to SEK 15-16 b. from the second half of 2010.

In the first quarter, restructuring charges, excluding joint ventures, amounted to SEK 2.2 b. At the end of the quarter, cash outlays of SEK 4.2 b. remain to be made. Total restructuring charges for the program are estimated to SEK 15 b. of which approximately SEK 1.5 b remains. Cash outlays related to this program will be made also after the finalizing of the program in the second quarter 2010.

Restructuring charges, SEK b.	2009 Full year	2010 Q1
Cost of sales	-4.2	-0.8
Research and development expenses	-6.1	-0.3
Selling and administrative expenses	-1.0	-1.1
Total	-11.3	-2.2

SEGMENT RESULTS

	First quarter			Fourth quarter
SEK b.	2010	2009	Change	2009	Change
Networks sales	24.7	28.8	-14%	31.8	-22%
EBITA margin1)	16%	14%	—	19%	—
Operating margin	12%	12%	—	17%	—
Global Services sales	18.1	17.5	3%	23.1	-22%
Of which Professional Services	13.3	12.8	4%	16.5	-20%
Of which managed services	4.9	4.2	17%	5.1	-4%
Of which Network Rollout	4.8	4.7	3%	6.7	-27%
EBITA margin1)	12%	10%	—	10%	—
Of which Professional Services	16%	16%	—	14%	—
Operating margin	11%	10%	—	9%	—
Of which Professional Services	15%	15%	—	13%	—
Multimedia sales	2.3	3.2	-29%	3.4	-31%
EBITA margin1)	-5%	8%	—	17%	—
Operating margin	-13%	2%	—	10%	—
Total sales	45.1	49.6	-9%	58.3	-23%

All numbers exclude restructuring charges

1)	EBITA – Earnings before interest, tax, amortizations and write-downs of acquired intangibles.

Ericsson First Quarter Report 2010	3

Change in segment reporting

As of January 1, 2010, Ericsson reports the following business segments: Networks, Global Services, Multimedia, Sony Ericsson and ST-Ericsson. The only change compared to last year is that Network Rollout services is now included in Global Services and excluded from Networks. All other segments are reported as before. With this change the external reporting is aligned with the new internal reporting structure.

Networks

Networks’ sales in the quarter declined by -14% year-over-year, positively impacted by CDMA sales. However, tight industry component supply conditions affected sales in the quarter. This was more than offset by the acquired CDMA operations.

Voice related sales, such as 2G access and core continued to decline. Increased mobile broadband (3G) sales, including radio, mobile backhaul and packet core, partly offset this impact. In a number of developing markets the conditions we saw in the second half of 2009 prevailed also in this quarter, especially in Sub-Saharan Africa and South East Asia, and negatively impacted sales.

The integration of acquired CDMA assets progresses well.

EBITA margin in the quarter increased year-over-year to 16% (14%) despite lower sales, positively impacted by continued efficiency gains, product mix as well as a higher proportion of software.

Technology milestones in the quarter include; the world’s first live 2.5 Gbps microwave radio connection, world record of 84 Mbps HSPA. Ericsson maintains its number one position in wireless infrastructure and is now larger than its two nearest competitors combined.

Global Services

Global Services sales grew 3% year-over-year and declined -22% sequentially. Professional Services sales increased 4% year-over-year and in local currencies growth amounted to 12% year-over-year. Managed Services sales in the quarter increased by 17% year-over-year. Network Rollout sales increased 3% year-over-year.

There is a continued good demand for services targeting the operational efficiency of operators, such as managed services, systems integration and consulting. Services related to 2G voice sales developed unfavorably.

EBITA margin for Global Services improved year-over-year to 12% (10%) and was up from 10% sequentially due to continued efficiency gains and improved project management in network rollout.

EBITA margin for Professional Services amounted to 16% (16%) in the quarter and was up from 14% sequentially. The margin was however somewhat negatively impacted by large managed services deals in transformation phase.

During the quarter 16 managed services contracts were signed of which approximately half were extensions or expansions of existing customer agreements.

Ericsson now provides support for networks that serve more than two billion subscribers worldwide. The total number of subscribers in managed networks is now 410 million, of which 50% are in high-growth markets. The number of services employees amounts to over 40,000 globally.

Multimedia

Multimedia sales in the quarter decreased by -29% year-over-year and -31% sequentially, due to continued slower sales of revenue management solutions in regions Sub-Saharan Africa, Middle East and South East Asia and Oceania. Sales in multimedia brokering (IPX) were also somewhat slower.

The TV business continued to show good development with strong demand for compression technology and IPTV solutions.

EBITA margin declined to -5% (8%) year-over-year as a result of the lower volumes.

Ericsson First Quarter Report 2010	4

Sony Ericsson

	First quarter			Fourth quarter
EUR m.	2010	2009	Change	2009	Change
Number of units shipped (m.)	10.5	14.5	-28%	14.6	-28%
Average selling price (EUR)	134	120	12%	120	12%
Net sales	1,405	1,736	-19%	1,750	-20%
Gross margin	31%	8%	—	23%	—
Operating margin	1%	-21%	—	-10%	—
Income before taxes	18	-370	—	-190	—
Income before taxes, excl restructuring charges	21	-358	—	-40	—
Net income	21	-293	—	-167	—

Units shipped in the quarter were 10.5 million, a decrease of -28% year-over-year. Sales in the quarter were EUR 1,405 million, a decrease of -19% year-over-year.

Average selling price in the quarter increased by 12% due to good sell through of existing models and new flagship phones starting to ship at the end of the quarter and a positive currency effect.

Gross margin improved both sequentially and year-over-year, reflecting a more favorable product mix and the benefit of cost of sales improvements in the past year, as well as the resolution of certain royalty matters during the quarter.

Income before taxes for the quarter, excluding restructuring charges, was a profit of EUR 21 (-358) million, illustrating the positive impact of the cost reduction program. As of March 31, 2010, Sony Ericsson had a net cash position of EUR 563 million.

During the first quarter 2010 Sony Ericsson obtained additional external funding of EUR 150 million. The funding is guaranteed by the parent companies on a 50/50 basis.

Ericsson’s share in Sony Ericsson’s income before tax was SEK 0.1 (-1.0) b. in the quarter.

ST-Ericsson

	2010	2009
USD m.	Q1	Q1 Pro Forma	Feb-Mar	Q4
Net sales	606	562	391	740
Adjusted operating income 1)	-114	-149	-78	-50
Operating income before taxes	-164	-179	-98	-139
Net income	-154	NA	-89	-125

1)	Operating income adjusted for amortization of acquired intangibles and restructuring charges

Net sales in the quarter showed a -18% decrease sequentially, due to the impact of the ongoing portfolio transition, to seasonal effects as well as the number of days in the quarter.

The sequential change in operating loss mostly reflects lower sales, the effect of an unfavorable product mix and the lower contribution from European funding programs which positively impacted the previous quarters.

Inventory declined due to continued control of the supply chain.

Net cash was USD 120 million at the end of the quarter with a sequential decline of USD 109 million mainly due to the operating loss and cash outflows related to restructuring.

The restructuring runs according to plan.

ST-Ericsson is reported in US GAAP. Ericsson’s share in ST-Ericsson’s income before tax, adjusted to IFRS, was SEK -0.5 b. in the quarter, including restructuring charges of SEK -0.1 b. Ericsson Mobile Platforms incurred a loss of SEK -0.5 b. in January 2009, which was included in the result in segment ST-Ericsson. The reported result in the segment in the first quarter 2009 was therefore SEK -0.7 b.

Ericsson First Quarter Report 2010	5

REGIONAL OVERVIEW

	First quarter			Fourth quarter
Sales, SEK b.	2010	2009	Change	2009	Change
North America	9.5	4.8	99%	9.4	1%
Latin America	4.0	4.4	-9%	5.9	-32%
Northern Europe and Central Asia	2.3	2.9	-20%	3.5	-34%
Western and Central Europe	5.2	5.4	-3%	6.1	-15%
Mediterranean	5.1	6.1	-17%	7.1	-28%
Middle East	3.9	4.0	0%	5.0	-22%
Sub-Saharan Africa	2.4	4.7	-48%	3.8	-37%
India	2.3	4.0	-43%	3.4	-33%
China and North East Asia	5.0	5.8	-15%	7.4	-33%
South East Asia and Oceania	3.5	5.2	-32%	5.2	-32%
Other	1.9	2.3	-19%	1.5	30%
Total	45.1	49.6	-9%	58.3	-23%

Change in regional reporting

As of January 1, 2010, the geographical reporting is changed. Instead of five geographical areas, ten regions are reported which mirrors the new internal geographical organization.

North America sales increased 99% year-over-year and 1% sequentially. The integration of acquired CDMA assets progresses well. The very strong data traffic increase continues in North America due to mobile broadband adoption. Smartphones and laptops with embedded modules and dongle type devices are important drivers. Ericsson’s position in North America was further strengthened in the first quarter with the 4G/LTE award from AT&T.

Latin America sales decreased by -9% year-over-year and by -32% sequentially. With data traffic uptake operators are looking into mobile broadband investments, including required backhaul capacity. New 3G licenses are planned to be auctioned in the region later this year (Brazil, Costa Rica and Mexico). There is continued good development in services, especially managed services. The tragic earthquakes in Chile and Haiti highlighted the importance for us to be able to support our customers in responding to emergencies.

Northern Europe and Central Asia sales decreased by -20% year-over-year and by -34% sequentially. The decrease is mainly related to sales of mobile network infrastructure while services sales are stable. Northern Europe saw good demand for mobile broadband as well as modernization of fixed networks. Central Asia still saw low investment levels.

Western and Central Europe sales decreased -3% year-over-year and -15% sequentially. Development in the region showed large variations, where Western Europe and especially UK developed favorably and Germany showed stable development, while parts of Central Europe were still slow. 4G/LTE and network modernization is high on operators agendas, services remain strong and represent half of the sales in the quarter.

Mediterranean sales decreased -17% year-over-year and -28% sequentially. The demand for increased mobile broadband capacity continues, but operator investments in Spain and Greece remain low. Operators focus on operational efficiency leads to continued good demand for managed services and consulting. The year-over-year sales were negatively impacted by the reduced scope by a managed services agreement in Italy but improved sequentially.

Middle East sales were flat year-over-year and down -22% sequentially, with mixed development across the region. Services sales were strong in the quarter, especially in Saudi Arabia. Sales of mobile network infrastructure declined although we saw a strong quarter in Turkey and in some of the Gulf countries.

Sub-Saharan Africa sales decreased by -48% year-over-year and -37% sequentially. The region continued to be impacted by the global economic climate which is reflected in decreased operator investments. The region is predominately a market where 2G rollouts are in operators’ focus. However, 3G is picking up from low levels. Furthermore, the interest for managed services is increasing among operators. Operator consolidation is also taking place in the region, which temporarily reduced investments.

Ericsson First Quarter Report 2010	6

India sales decreased -43% year-over-year and -33% sequentially due to cautious operator investments pending 3G auctions. The decline in business volumes mainly affected mobile networks infrastructure sales while recurring services business maintained its good development. During the quarter, Ericsson secured a USD 1.3 b. agreement with Bharti to expand and upgrade Airtel’s network in 15 of India’s 22 telecom circles. Subscription growth continues, driven by tariff competition among operators.

China and North East Asia sales decreased -15% year-over-year and by -33% sequentially. However, the comparison year-over-year is tough due to the large 3G rollouts in China in the first quarter 2009. Mainland China operators’ focus is still on achieving a successful 3G introduction, with subscriber take up and high network quality. In Japan, the high mobile data growth continues.

South East Asia and Oceania sales decreased -32% both year-over-year and sequentially. The year-over-year comparison is tough due to significant deals and major network expansions in the first quarter 2009. Operators in many markets, such as Bangladesh, Indonesia and the Philippines, continued to be cautious with investments. There is continued uncertainty over timing of 3G licenses in Bangladesh and Thailand. In markets where 3G has been deployed we see continued growth in mobile broadband usage. In Vietnam, major 3G rollouts are taking place.

Other includes sales of for example embedded modules, cables, power modules as well as licensing and IPR.

MARKET DEVELOPMENT

Growth rates are based on Ericsson and market estimates

Operator investment activities continued to vary between regions and countries. Operators in a number of developing markets were still cautious with investments. In markets with strong data traffic uptake, network quality and efficiencies are high on operators’ agendas.

While the global mobile infrastructure market declined by more than 10% in 2009, measured in USD, we believe that the fundamentals for longer-term positive development for the industry remain solid. Ericsson is well positioned to drive and benefit from this development.

Global mobile data traffic has surpassed voice traffic. In addition, 3G/WCDMA traffic has surpassed GSM traffic. Ericsson’s findings show that mobile data traffic globally grew 280% during the last two years and is forecast to double annually over the next five years. The data traffic growth is contributing to operator revenue growth as more and more consumers use data traffic generating devices, such as smartphones and laptops.

The growth in mobile and fixed internet traffic is mainly driven by video, 24/7 connectivity, and IPTV.

With operators’ focus on increased network quality and efficiency, the ability to deal with high data volumes while maintaining telecom grade service levels is key. This also drives demand for services targeting the operational efficiency of operators, such as managed services and consulting.

As a consequence of the strong growth in mobile data traffic, there are signs of operator price plans for mobile data starting to move beyond bundles and flat rates to variable or tiered pricing, where high-speed and volume users pay more.

Mobile subscriptions grew by 184 million in the quarter to a total of 4.8 billion, returning to higher growth levels. Global mobile penetration is now 70%. China and India alone accounted for 44% of net additions with 28 and 53 million respectively.

The global number of new WCDMA subscriptions grew by 39 million in the quarter to a total of 490 million, of which 225 million are estimated to be HSPA. In the fourth quarter 2009, fixed broadband connections grew to 457 million, adding 19 million subscribers.

Voice traffic is still the main revenue source for operators even though data represents an increasing share. For many large operators, mobile data revenues constitute 25% of total service revenues or more. In addition to capacity enhancements, operators face the challenge of converting to all-IP broadband networks. This will include increased deployments of broadband access, routing and transmission equipment along with next-generation service delivery and revenue management systems.

There is continued good growth in professional services, fueled by operators’ desire to reduce operating expenses and improve efficiency in network operation and maintenance. The move toward all-IP and increased network complexity will create further demand for systems integration and consulting.

Ericsson First Quarter Report 2010	7

PARENT COMPANY INFORMATION

Net sales for the first quarter amounted to SEK 0.0 (0.2) b. and income after financial items was SEK -0.6 (1.4) b. A write-down of intangible assets in the amount of SEK 0.9 b. was made during the first quarter.

Major changes in the Parent Company’s financial position for the first quarter include; decreased current and non-current receivables from subsidiaries of SEK 7.9 b.; increased cash, cash equivalents and short-term investments of SEK 3.0 b. and decreased current and non-current liabilities to subsidiaries of SEK 5.3 b.

At the end of the quarter cash, cash equivalents and short-term investments amounted to SEK 65.4 (62.4) b.

Guarantees to Sony Ericsson Mobile Communications AB are reported as contingent liabilities and amounted to SEK 1.5 (0.8) b.

In accordance with the conditions of the long-term variable remuneration program (LTV) for Ericsson employees, 1,276,203 shares from treasury stock were sold or distributed to employees during the first quarter. The holding of treasury stock at March 31, 2010, was 77,702,330 Class B shares.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting (AGM) decided, as previously announced and in accordance with the proposal by the Board of Directors, on a dividend payment of SEK 2.00 per share for 2009 and with April 16, 2010, as the date of record for the dividend. The total dividend payment amounts to SEK 6.4 (6.0) b.

In accordance with the Board of Directors’ proposals, the AGM resolved the completion of LTV 2009 (Long Term Variable compensation). The AGM also resolved the implementation of LTV 2010, including transfer of shares. In addition, the AGM resolved the transfer of treasury stock for previously decided LTV programs. For more details, see www.ericsson.com/investors

Ericsson First Quarter Report 2010	8

OTHER INFORMATION

Acquisition of Nortel’s GSM business completed

On March 31, 2010, Ericsson completed the acquisition of Nortel’s North American GSM business. On November 25, 2009, Ericsson announced it had entered into an agreement for these assets. More than 350 employees from Nortel will be integrated into the Ericsson Group over the coming months. The acquired operations are expected to be accretive to Ericsson’s earnings within a year after closing.

All shares in LHS acquired

On February 23, 2010, Ericsson announced that it had acquired all shares in LHS. The remaining minority shareholders in LHS AG have sold their shares in a squeeze out process. A delisting of LHS from the Deutsche Börse, Frankfurt am Main, was finalized during the quarter.

Acquisition of Pride Spa completed

In the quarter, Ericsson completed the acquisition of Pride Spa in Italy, a consulting and systems integration company. The intention to acquire Pride Spa was announced on January 12, 2010.

Changes in Ericsson’s executive leadership team

On February 8, 2010, Ericsson announced that Mats H Olsson, head of China and North East Asia, and Angel Ruiz, head of North America, have been appointed members of the executive leadership team.

In parallel, it was announced a reorganization from 23 market units to ten regions. Effective July 1, 2010, Marita Hellberg, current head of corporate HR, takes on HR in region China and North East Asia. A new head of HR will be announced separately.

Key events after end of the quarter

On April 21, 2010, Ericsson announced it had entered into share purchase agreement to acquire Nortel’s majority shareholding (50%+1 share) in LG-Nortel, the joint venture of LG Electronics and Nortel Networks. The acquisition will significantly expand Ericsson’s footprint in the Korean market and provide Ericsson with a well established sales channel and strong R&D capability in the country. The purchase price is USD 242 m. on a cash and debt free basis. The new name of the joint venture will be LG-Ericsson. The transaction is subject to customary regulatory approvals.

On April 20, 2010, Ericsson announced it had signed a memorandum of understanding to establish a strategic cooperation with Chinese Datang Telecom Technology & Industry Holdings Co Ltd to jointly developed advanced TDD solutions. As part of the memorandum of understanding Ericsson will start integrating Datang’s current TD-SCDMA radio access network equipment into its own 3G mobile communications offering.

Ericsson First Quarter Report 2010	9

Assessment of risk environment

Ericsson’s operational and financial risk factors and uncertainties are described under “Risk factors Assessment of risk environment” in our Annual Report 2009.

Risk factors and uncertainties in focus during the forthcoming six-month period for the Parent Company and the Ericsson Group include:

•

potential negative effects of the continued uncertainty in the financial markets and the weak economic business environment on operators’ willingness to invest in network development as well as uncertainty regarding the financial stability of suppliers, for example due to lack of borrowing facilities, or reduced consumer telecom spending, or increased pressure on us to provide financing;

•	effects on gross margins and/or working capital of the product mix in the Networks segment between sales of software, upgrades and extensions as well as break-in contracts;

•	effects on gross margins of the product mix in the global services segment including proportion of new network build-outs and share of new managed services deals with initial transition costs

•	a volatile sales pattern in the Multimedia segment or variability in our overall sales seasonality could make it more difficult to forecast future sales;

•

results and capital needs of our two major joint ventures, Sony Ericsson and ST-Ericsson, which both are negatively affected to a larger extent than our three other segments by the current economic slowdown;

•	effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. intensified price competition;

•	changes in foreign exchange rates, in particular USD and EUR;

•	political unrest or instability in certain markets;

•	effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;

•	effects on production and sales from restrictions in transport facilities as a result of the Iceland volcanic activities.

Ericsson conducts business in certain countries which are subject to trade restrictions or which are focused on by certain investors. We stringently follow all relevant regulations and trade embargos applicable to us in our dealings with customers operating in such countries. Moreover, Ericsson operates globally in accordance with Group level policies and directives for business ethics and conduct. In no way should our business activities in these countries be construed as supporting a particular political agenda or regime. We have activities in such countries mainly due to that certain customers with multi-country operations put demands on us to support them in all of their markets.

Please refer further to Ericsson’s Annual Report 2009, where we describe our risks and uncertainties along with our strategies and tactics to mitigate the risk exposures or limit unfavorable outcomes.

Stockholm, April 23, 2010

Hans Vestberg, President and CEO

Telefonaktiebolaget LM Ericsson (publ)

Date for next report: July 23, 2010

Ericsson First Quarter Report 2010	10

AUDITORS’ REVIEW REPORT

We have reviewed this report for the period January 1 to March 31, 2010, for Telefonaktiebolaget LM Ericsson (publ). The board of directors and the CEO are responsible for the preparation and presentation of this interim report in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by FAR SRS. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden, RS, and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act regarding the Group and with the Swedish Annual Accounts Act regarding the Parent Company.

Stockholm, April 23, 2010

PricewaterhouseCoopers AB

Peter Clemedtson

Authorized Public Accountant

EDITOR’S NOTE

To read the complete report with tables, please go to: www.ericsson.com/investors/financial_reports/2010/3 month10-en.pdf

Ericsson invites media, investors and analysts to a press conference at the Ericsson headquarters, Torshamnsgatan 23, Stockholm, at 09.00 (CET), April 23.

An analysts, investors and media conference call will begin at 14.00 (CET).

Live webcasts of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors

Video material will be published during the day on www.ericsson.com/broadcast_room

Ericsson First Quarter Report 2010	11

FOR FURTHER INFORMATION, PLEASE CONTACT

Henry Sténson, Senior Vice President, Communications

Phone: +46 10 719 4044

E-mail: investor.relations@ericsson.com or media.relations@ericsson.com

Investors Susanne Andersson, Investor Relations Phone: +46 10 719 4631 E-mail: investor.relations@ericsson.com	Media Åse Lindskog, Vice President, Head of Public and Media Relations Phone: +46 10 719 9725, +46 730 244 872 E-mail: media.relations@ericsson.com

Andreas Hedemyr, Investor Relations Phone: +46 10 714 3748 E-mail: investor.relations@ericsson.com	Ola Rembe, Public and Media Relations Phone: +46 10 719 9727, +46 730 244 873 E-mail: media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ) Org. number: 556016-0680 Torshamnsgatan 23 SE-164 83 Stockholm Phone: +46 10 719 0000 www.ericsson.com

Disclosure Pursuant to the Swedish Securities Markets Act

Ericsson discloses the information provided herein pursuant to the Securities Markets Act. The information was submitted for publication at 07.30 CET, on April 23, 2010.

Safe Harbor Statement of Ericsson under the US Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

Ericsson First Quarter Report 2010	12

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

Ericsson First Quarter Report 2010	13

Consolidated Income Statement

	Jan - Mar		Change	Jan - Dec 2009
SEK million	2010	2009
Net sales	45,112	49,569	-9%	206,477
Cost of sales	-28,527	-31,957	-11%	-136,278

Gross income	16,585	17,612	-6%	70,199
Gross margin (%)	36.8%	35.5%		34.0%

Research and development expenses	-7,526	-7,080	6%	-33,055
Selling and administrative expenses	-7,008	-6,863	2%	-26,908

Operating expenses	-14,534	-13,943	4%	-59,963

Other operating income and expenses	302	342	-12%	3,082

Operating income before shares in earnings of JV and associated companies	2,353	4,011	-41%	13,318
Operating margin before shares in earnings of JV and associated companies (%)	5.2%	8.1%		6.5%
Shares in earnings of JV and associated companies	-372	-2,236		-7,400

Operating income	1,981	1,775	12%	5,918
Financial income	278	1,260		1,874
Financial expenses	-438	-457		-1,549

Income after financial items	1,821	2,578	-29%	6,243
Taxes	-547	-745		-2,116

Net income	1,274	1,833	-30%	4,127

Net income attributable to:
- Stockholders of the Parent Company	1,264	1,717		3,672
- Minority interests	10	116		455

Other information
Average number of shares, basic (million)	3,195	3,187		3,190
Earnings per share, basic (SEK)1)	0.40	0.54		1.15
Earnings per share, diluted (SEK)1)	0.39	0.54		1.14

Statement of Comprehensive Income

	Jan - Mar			Jan - Dec 2009
SEK million	2010	2009
Net income	1,274	1,833		4,127
Other comprehensive income
Actuarial gains and losses, and the effect of the asset ceiling, related to pensions	-286	-1,184		-605
Revaluation of other investments in shares and participations
Fair value remeasurement	—	-1		-2
Cash flow hedges
Gains/losses arising during the period	196	-2,586		672
Reclassification adjustments for gains /losses included in profit or loss	-290	4,402		3,850
Adjustments for amounts transferred to initial carrying amount of hedged items	—	-1,261		-1,029
Changes in cumulative translation adjustments	-615	3,460		-1,361
Tax on items relating to components of OCI	11	-156		-1,040

Total other comprehensive income	-984	2,674		485

Total comprehensive income	290	4,507		4,612

Total comprehensive income attributable to:
- Stockholders of the Parent Company	259	4,326		4,211
- Minority interests	31	181		401

1)	Based on Net income attributable to stockholders of the Parent Company

Ericsson First Quarter Report 2010	14

Consolidated Balance Sheet

SEK million	Mar 31 2010	Dec 31 2009
ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	2,189	2,079
Goodwill	27,638	27,375
Intellectual property rights, brands and other intangible assets	17,107	18,739

Property, plant and equipment	9,319	9,606

Financial assets
Equity in JV and associated companies	11,286	11,578
Other investments in shares and participations	240	256
Customer financing, non-current	979	830
Other financial assets, non-current	1,948	2,577

Deferred tax assets	14,710	14,327

	85,416	87,367
Current assets
Inventories	24,126	22,718

Trade receivables	62,695	66,410
Customer financing, current	1,885	1,444
Other current receivables	15,853	15,146

Short-term investments	56,816	53,926
Cash and cash equivalents	21,039	22,798

	182,414	182,442

Total assets	267,830	269,809

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	140,290	139,870
Minority interests in equity of subsidiaries	1,163	1,157

	141,453	141,027
Non-current liabilities
Post-employment benefits	8,061	8,533
Provisions, non-current	499	461
Deferred tax liabilities	2,307	2,270
Borrowings, non-current	29,257	29,996
Other non-current liabilities	2,200	2,035

	42,324	43,295
Current liabilities
Provisions, current	11,566	11,970
Borrowings, current	2,017	2,124
Trade payables	17,806	18,864
Other current liabilities	52,664	52,529

	84,053	85,487

Total equity and liabilities	267,830	269,809

Of which interest-bearing liabilities and post-employment benefits	39,335	40,653

Net cash	38,520	36,071

Assets pledged as collateral	558	550
Contingent liabilities	884	1,245

Ericsson First Quarter Report 2010	15

Consolidated Statement of Cash Flows

	Jan - Mar		Jan - Dec
SEK million	2010	2009	2009
Operating activities
Net income	1,274	1,833	4,127
Adjustments to reconcile net income to cash
Taxes	-166	-628	-1,011
Earnings/dividends in JV and associated companies	313	1,764	6,083
Depreciation, amortization and impairment losses	3,133	1,852	12,124
Other	-435	-623	-340

Net income affecting cash	4,119	4,198	20,983

Changes in operating net assets
Inventories	-1,465	-2,362	5,207
Customer financing, current and non-current	-598	-1	598
Trade receivables	3,954	1,810	7,668
Trade payables	-955	-1,360	-3,522
Provisions and post-employment benefits	-1,058	-3,265	-2,950
Other operating assets and liabilities, net	-1,703	-1,878	-3,508

	-1,825	-7,056	3,493
Cash flow from operating activities	2 294	-2,858	24 476

Investing activities
Investments in property, plant and equipment	- 659	-1,018	-4 006
Sales of property, plant and equipment	47	25	534
Acquisitions/divestments of subsidiaries and other operations, net	-1 080	-9,491	-18,082
Product development	- 278	-209	-1,443
Other investing activities	1 859	-1,417	2,606
Short-term investments	-3 844	-424	-17,071

Cash flow from investing activities	-3,955	-12,534	-37,462

Cash flow before financing activities	-1,661	-15,392	-12,986

Financing activities
Dividends paid	—	—	-6,318
Other financing activities	-56	1,874	4,617

Cash flow from financing activities	-56	1,874	-1,701

Effect of exchange rate changes on cash	-42	53	-328

Net change in cash	-1,759	-13,465	-15,015

Cash and cash equivalents, beginning of period	22,798	37,813	37,813

Cash and cash equivalents, end of period	21,039	24,348	22,798

Ericsson First Quarter Report 2010	16

Consolidated Statement of Changes in Equity

SEK million	Jan - Mar 2010	Jan - Mar 2009	Jan - Dec 2009
Opening balance	141,027	142,084	142,084
Total comprehensive income	290	4,507	4,612
Stock issue	—	—	135
Sale / Repurchase of own shares	3	22	-60
Stock purchase and stock option plans	158	210	658
Dividends paid	—	—	-6,318
Business combinations	-25	—	-84

Closing balance	141,453	146,823	141,027

Ericsson First Quarter Report 2010	17

Consolidated Income Statement – Isolated Quarters

	2010	2009
SEK million	Q1	Q4	Q3	Q2	Q1
Net sales	45,112	58,333	46,433	52,142	49,569
Cost of sales	-28,527	-39,335	-30,455	-34,531	-31,957

Gross income	16,585	18,998	15,978	17,611	17,612
Gross margin (%)	36.8%	32.6%	34.4%	33.8%	35.5%

Research and development expenses	-7,526	-9,306	-8,218	-8,451	-7,080
Selling and administrative expenses	-7,008	-7,323	-5,279	-7,443	-6,863

Operating expenses	-14,534	-16,629	-13,497	-15,894	-13,943

Other operating income and expenses	302	878	222	1,640	342

Operating income before shares in earnings of JV and associated companies	2,353	3,247	2,703	3,357	4,011
Operating margin before shares in earnings of JV and associated companies (%)	5.2%	5.6%	5.8%	6.4%	8.1%

Shares in earnings of JV and associated companies	-372	-1,461	-1,559	-2,144	-2,236

Operating income	1,981	1,786	1,144	1,213	1,775

Financial income	278	314	296	4	1,260
Financial expenses	-438	-719	-294	-79	-457

Income after financial items	1,821	1,381	1,146	1,138	2,578

Taxes	-547	-656	-374	-341	-745

Net income	1,274	725	772	797	1,833

Net income attributable to:
- Stockholders of the Parent Company	1,264	314	810	831	1,717
- Minority interests	10	411	-38	-34	116

Other information
Average number of shares, basic (million)	3,195	3,194	3,190	3,188	3,187
Earnings per share, basic (SEK)1)	0.40	0.10	0.25	0.26	0.54
Earnings per share, diluted (SEK)1)	0.39	0.10	0.25	0.26	0.54

1)	Based on Net income attributable to stockholders of the Parent Company.

Ericsson First Quarter Report 2010	18

Consolidated Statement of Cash Flows – Isolated Quarters

	2010	2009
SEK million	Q1	Q4	Q3	Q2	Q1
Operating activities
Net income	1,274	725	772	797	1,833
Adjustments to reconcile net income to cash
Taxes	-166	1,394	-1,137	-640	-628
Earnings/dividends in JV and associated companies	313	1,282	1,319	1,718	1,764
Depreciation, amortization and impairment losses	3,133	3,892	3,268	3,112	1,852
Other	-435	-52	978	-643	-623

Net income affecting cash	4,119	7,241	5,200	4,344	4,198

Changes in operating net assets
Inventories	-1,465	5,303	660	1,606	-2,362
Customer financing, current and non-current	-598	472	394	-267	-1
Trade receivables	3,954	-2,814	3,655	5,017	1,810
Trade payables	-955	1,797	-2,096	-1,863	-1,360
Provisions and post-employment benefits	-1,058	-157	-1,060	1,532	-3,265
Other operating assets and liabilities, net	-1,703	684	-1,076	-1,238	-1,878

	-1,825	5,285	477	4,787	-7,056

Cash flow from operating activities	2,294	12,526	5,677	9,131	-2,858

Investing activities
Investments in property, plant and equipment	-659	-1,109	-690	-1,189	-1,018
Sales of property, plant and equipment	47	296	99	114	25
Acquisitions/divestments of subsidiaries and other operations, net	-1,080	-8,822	-750	981	-9,491
Product development	-278	-662	-245	-327	-209
Other investing activities	1,859	-89	3,226	886	-1,417
Short-term investments	-3,844	678	-17,847	522	-424

Cash flow from investing activities	-3,955	-9,708	-16,207	987	-12,534

Cash flow before financing activities	-1,661	2,818	-10,530	10,118	-15,392

Financing activities
Dividends paid	—	-342	-20	-5,956	—
Other financing activities	-56	-5,804	535	8,012	1,874

Cash flow from financing activities	-56	-6,146	515	2,056	1,874

Effect of exchange rate changes on cash	-42	441	-1,263	441	53

Net change in cash	-1,759	-2,887	-11,278	12,615	-13,465

Cash and cash equivalents, beginning of period	22,798	25,685	36,963	24,348	37,813

Cash and cash equivalents, end of period	21,039	22,798	25,685	36,963	24,348

Ericsson First Quarter Report 2010	19

Parent Company Income Statement

	Jan - Mar		Jan - Dec
SEK million	2010	2009	2009
Net sales	10	238	300
Cost of sales	-7	22	-21

Gross income	3	260	279

Operating expenses	-1,316	-713	-3,137
Other operating income and expenses	612	745	2,977

Operating income	-701	292	119

Financial net	71	1,127	7,962

Income after financial items	-630	1,419	8,081

Transfers to (-) / from untaxed reserves	—	—	902
Taxes	200	-370	-804

Net income	-430	1,049	8,179

Statement of Comprehensive Income
	Jan - Mar		Jan - Dec
SEK million	2010	2009	2009
Net income	-430	1,049	8,179

Cash flow hedges
Gains/losses arising during the period	—	612	612
Adjustments for amounts transferred to initial carrying amount of hegded items	—	-1,385	-1,385

Tax on items reported directly in or transferred from equity	—	204	204

Other comprehensive income	—	-569	-569

Total comprehensive income	-430	480	7,610

Parent Company Balance Sheet
SEK million		Mar 31 2010	Dec 31 2009
ASSETS
Fixed assets
Intangible assets		1,217	2,219
Tangible assets		506	527
Financial assets		97,336	101,344

		99,059	104,090

Current assets
Inventories		61	61
Receivables		19,924	23,704
Short-term investments		56,816	53,926
Cash and cash equivalents		8,612	8,477

		85,413	86,168

Total assets		184,472	190,258

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity		47,859	47,859
Non-restricted equity		41,528	41,953

		89,387	89,812

Untaxed reserves		915	915

Provisions		1,056	1,069

Non-current liabilities		54,287	57,011

Current liabilities		38,827	41,451

Total stockholders’ equity, provisions and liabilities		184,472	190,258

Assets pledged as collateral		558	550
Contingent liabilities		14,547	13,072

Ericsson First Quarter Report 2010	20

Accounting Policies

The Group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2009, and should be read in conjunction with that annual report.

As from January 1, 2010, the Company has applied the following new or amended IFRS:

•	IFRS 3 Business Combinations (revised)

The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, an expansion of the definition of a business and a business combination, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquis ition- related costs should be expensed as incurred.

•	IAS 27 Consolidated and separate financial statements (revised)

The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains or losses. The standard also specifies the ac- counting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in income statement.

The following new or amended standards and interpretations have also been adopted:

•	IFRIC17, Distributions of Non-Cash Assets to Owners (Issued November 27, 2008)

•	IFRS 2, amendment, Group Cash-settled Share-based Payment Transactions (issued June 18, 2009)

•	Improvements to IFRSs (Issued April 16, 2009)

None of the new or amended standards and interpretations has had any significant impact on the financial result or position of the Company. There is no difference between IFRS effective as per March 31, 2010 and IFRS as endorsed by the EU. However, the impact on business combination accounting due to the revised IFRS 3 Business Combinations is dependent on type and size of any future arrangement involving business combination.

Ericsson First Quarter Report 2010	21

Accounting Policies (cont.)

Changes in external reporting

Change in segments

As of January 1, 2010, Ericsson reports the following segments: Networks, Global Services, Multimedia, Sony Ericsson and ST- Ericsson. The only change compared to previous years is that Network Rollout is now included in Global Services instead of Networks. All other segments are unchanged. With this change the external reporting is aligned with the new internal reporting structure.

Segments as of January 1, 2010:

Networks

Global Services

Of which Professional Services

Of which Managed Services

Of which Network Rollout

Multimedia

Sony Ericsson

ST-Ericsson

Change in geographical break down

As of January 1, 2010, the geographical reporting structure is changed. Instead of five geographical areas, ten regions are reported, mirroring the new internal geographical organization. A part called “Other” is also be reported, consisting of business not reported in the geographical structure, e.g. embedded modules, cables, power modules as well as intellectual property rights and licenses.

Regions as of January 1, 2010:

North America

Latin America

North Europe and Central Asia

Western and Central Europe

Mediterranean

Middle East

Sub-Saharan Africa

India

China and Northeast Asia

South East Asia and Oceania

Other

In 2008 and 2009 Ericsson reported top 15 countries. As of January 1, 2010, top five countries are reported.

EBITA replaces EBITDA

As of January 1, 2010, EBITA and EBITA margin for segments are reported. This is also reported for Network Rollout and Profes- sional Services in Global Services. For the Managed Services sales figures are reported. EBITA is defined as Earnings Before Interest, Tax, Amortizations and write-downs of acquired intangibles. EBITA margin is defined as Earnings Before Interest, Taxes, Amortizations and write-downs of acquired intangibles, as a percentage of Net Sales. Previous years, Ericsson has reported EBITDA. The shift to EBITA is done to better reflect the underlying business.

Numbers have been restated for 2009 accordingly.

Ericsson First Quarter Report 2010	22

Net Sales by Segment by Quarter

Since the segments Sony Ericsson and ST-Ericsson are reported in accordance with the equity method, their sales are not included below. Net sales related to these segments are disclosed under SEGMENT RESULTS. Net sales related to other segments are set out below.

	2010	2009
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks1)	24,704	31,844	24,504	28,795	28,842
Global Services1)	18,098	23,137	18,578	20,019	17,486
Of which Professional services	13,251	16,466	12,780	14,077	12,799
Of which Managed services	4,888	5,098	3,570	4,587	4,178
Of which Network rollout	4,847	6,671	5,798	5,942	4,687
Multimedia	2,310	3,352	3,351	3,328	3,241

Total	45,112	58,333	46,433	52,142	49,569

	2010	2009
Sequential change, percent	Q1	Q4	Q3	Q2	Q1
Networks1)	-22%	30%	-15%	0%	-25%
Global Services1)	-22%	25%	-7%	14%	-26%
Of which Professional services	-20%	29%	-9%	10%	-21%
Of which Managed services	-4%	43%	-22%	10%	-2%
Of which Network rollout	-27%	15%	-2%	27%	-38%
Multimedia	-31%	0%	1%	3%	-17%

Total	-23%	26%	-11%	5%	-26%

	2010	2009
Year over year change, percent	Q1	Q4	Q3	Q2	Q1
Networks1)	-14%	-17%	-13%	1%	13%
Global Services1)	3%	-3%	13%	27%	20%
Of which Professional services	4%	2%	9%	28%	28%
Of which Managed services	17%	19%	-1%	37%	37%
Of which Network rollout	3%	-12%	24%	24%	4%
Multimedia	-29%	-14%	-4%	23%	25%

Total	-9%	-13%	-6%	7%	12%

	2010	2009
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks1)	24,704	113,985	82,141	57,637	28,842
Global Services1)	18,098	79,220	56,083	37,505	17,486
Of which Professional services	13,251	56,122	39,656	26,876	12,799
Of which Managed services	4,888	17,433	12,335	8,765	4,178
Of which Network rollout	4,847	23,098	16,427	10,629	4,687
Multimedia	2,310	13,272	9,920	6,569	3,241

Total	45,112	206,477	148,144	101,711	49,569

	2010	2009
Year to date, year over year change, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks1)	-14%	-5%	0%	7%	13%
Global Services1)	3%	12%	20%	24%	20%
Of which Professional services	4%	15%	21%	28%	28%
Of which Managed services	17%	22%	24%	37%	37%
Of which Network rollout	3%	7%	18%	14%	4%
Multimedia	-29%	5%	13%	24%	25%

Total	-9%	-1%	4%	10%	12%

1)	For 2009 Networks and Global Services are restated in accordance with the change in segments.

Ericsson First Quarter Report 2010	23

Operating Income by Segment by Quarter

	2010	2009
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks1)	1,540	2,128	1,138	1,265	3,067
Global Services1)	1,325	1,076	1,426	2,249	1,520
Of which Professional Services	1,419	1,347	1,628	2,265	1,749
Of which Network rollout	-94	-271	-202	-16	-229
Multimedia	-335	263	330	18	44
Unallocated 2)	-158	-287	-168	-323	-77

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	2,372	3,180	2,726	3,209	4,554

Sony Ericsson	76	-1,044	-1,036	-1,543	-2,070
ST-Ericsson 3)	-467	-351	-546	-453	-709

Subtotal Sony Ericsson and ST-Ericsson	-391	-1395	-1,582	-1,996	-2,779

Total	1,981	1785	1,144	1,213	1,775

	2010	2009
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks1)	1,540	7,598	5,470	4,332	3,067
Global Services1)	1,325	6,271	5,195	3,769	1,520
Of which Professional Services	1,419	6,990	5,643	4,015	1,749
Of which Network rollout	-94	-719	-448	-246	-229
Multimedia	-335	655	392	62	44
Unallocated 2)	-158	-855	-568	-400	-77

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	2,372	13,669	10,489	7,763	4,554

Sony Ericsson	76	-5,693	-4,649	-3,613	-2,070
ST-Ericsson 3)	-467	-2,059	-1,708	-1,162	-709

Subtotal Sony Ericsson and ST-Ericsson	-391	-7,752	-6,357	-4,775	-2,779

Total	1,981	5,917	4,132	2,988	1,775

Operating Margin by Segment by Quarter
	2010	2009
As percentage of net sales, isolated quarters	Q1	Q4	Q3	Q2	Q1
Networks1)	6%	7%	5%	4%	11%
Global Services1)	7%	5%	8%	11%	9%
Of which Professional Services	11%	8%	13%	16%	14%
Of which Network rollout	-2%	-4%	-3%	0%	-5%
Multimedia	-15%	8%	10%	1%	1%

Subtotal excluding Sony Ericsson and ST-Ericsson	5%	5%	6%	6%	9%

	2010	2009
As percentage of net sales, Year to date	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks1)	6%	7%	7%	8%	11%
Global Services1)	7%	8%	9%	10%	9%
Of which Professional Services	11%	12%	14%	15%	14%
Of which Network rollout	-2%	-3%	-3%	-2%	-5%
Multimedia	-15%	5%	4%	1%	1%

Subtotal excluding Sony Ericsson and ST-Ericsson	5%	7%	7%	8%	9%

1)	For 2009 Networks and Global Services are restated in accordance with the change in segments.
2)	“Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.
3)

First quarter 2009 includes a loss of SEK 0.5 b for January for Ericsson Mobile Platforms operations which as from February 1, 2009, are reported in ST-Ericsson. Second quarter 2009 includes a capital gain of SEK 0.1 b related to Ericsson Mobile Platforms. Fourth quarter 2009 includes a gain of SEK 0.1 b related to Ericsson Mobile Platforms.

Ericsson First Quarter Report 2010	24

EBITA by Segment by Quarter

	2010	2009
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks1)	3,052	4,268	3,064	3,071	3,604
Global Services1)	1,770	1,259	1,671	2,334	1,606
Of which Professional Services	1,764	1,503	1,863	2,339	1,825
Of which Network rollout	6	-244	-192	-5	-219
Multimedia	-123	514	468	226	249
Unallocated 2)	-158	-284	-162	-327	-73

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	4,541	5,757	5,041	5,304	5,386

Sony Ericsson	76	-1,044	-1,036	-1,543	-2,070
ST-Ericsson 3)	-467	-351	-546	-453	-709

Subtotal Sony Ericsson and ST-Ericsson	-391	-1,395	-1,582	-1,996	-2,779

Total	4,150	4,362	3,459	3,308	2,607

	2010	2009
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks1)	3,052	14,007	9,739	6,675	3,604
Global Services1)	1,770	6,870	5,611	3,940	1,606
Of which Professional Services	1,764	7,531	6,028	4,165	1,825
Of which Network rollout	6	-661	-417	-225	-219
Multimedia	-123	1,457	943	475	249
Unallocated 2)	-158	-846	-562	-400	-73

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	4,541	21,488	15,731	10,690	5,386

Sony Ericsson	76	-5,693	-4,649	-3,613	-2,070
ST-Ericsson 3)	-467	-2,059	-1,708	-1,162	-709

Subtotal Sony Ericsson and ST-Ericsson	-391	-7,752	-6,357	-4,775	-2,779

Total	4,150	13,736	9,374	5,915	2,607

EBITA Margin by Segment by Quarter
	2010	2009
As percentage of net sales, isolated quarters	Q1	Q4	Q3	Q2	Q1
Networks1)	12%	13%	13%	11%	13%
Global Services1)	10%	5%	9%	12%	9%
Of which Professional Services	13%	9%	15%	17%	14%
Of which Network rollout	0%	-4%	-3%	0%	-5%
Multimedia	-5%	15%	14%	7%	8%

Subtotal excluding Sony Ericsson and ST-Ericsson	10%	10%	11%	10%	11%

	2010	2009
As percentage of net sales, Year to date	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks1)	12%	12%	12%	12%	13%
Global Services1)	10%	9%	10%	11%	9%
Of which Professional Services	13%	13%	15%	16%	14%
Of which Network rollout	0%	-3%	-3%	-2%	-5%
Multimedia	-5%	11%	10%	7%	8%

Subtotal excluding Sony Ericsson and ST-Ericsson	10%	10%	11%	11%	11%

1)	For 2009 Networks and Global Services are restated in accordance with the change in segments.
2)	“Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.
3)

First quarter 2009 includes a loss of SEK 0.5 b for January for Ericsson Mobile Platforms operations which as from February 1, 2009, are reported in ST-Ericsson. Second quarter 2009 includes a capital gain of SEK 0.1 b related to Ericsson Mobile Platforms. Fourth quarter 2009 includes a gain of SEK 0.1 b related to Ericsson Mobile Platforms.

Ericsson First Quarter Report 2010	25

Net Sales by Region by Quarter

	2010	2009
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
North America	9,498	9,436	3,980	5,734	4,762
Latin America	3,964	5,859	4,993	4,797	4,376
Northern Europe & Central Asia1) 2)	2,300	3,499	2,709	2,884	2,889
Western & Central Europe2)	5,235	6,141	5,494	5,437	5,387
Mediterranean2)	5,060	7,052	5,181	6,797	6,131
Middle East	3,948	5,041	4,503	4,750	3,956
Sub Saharan Africa	2,418	3,831	3,190	3,643	4,677
India	2,303	3,428	4,156	3,653	4,025
China & North East Asia	4,950	7,399	5,600	7,171	5,790
South East Asia & Oceania	3,517	5,171	4,790	5,679	5,209
Other1) 2)	1,919	1,476	1,837	1,597	2,367

Total	45,112	58,333	46,433	52,142	49,569

1) Of which Sweden	1,047	732	1,076	1,091	1,197
2) Of which EU	11,065	13,081	11,033	12,595	12,604

	2010	2009
Sequential change, percent	Q1	Q4	Q3	Q2	Q1
North America	1%	137%	-31%	20%	3%
Latin America	-32%	17%	4%	10%	-44%
Northern Europe & Central Asia1) 2)	-34%	29%	-6%	0%	-44%
Western & Central Europe2)	-15%	12%	1%	1%	-21%
Mediterranean 2)	-28%	36%	-24%	11%	-37%
Middle East	-22%	12%	-5%	20%	-26%
Sub Saharan Africa	-37%	20%	-12%	-22%	-4%
India	-33%	-18%	14%	-9%	-13%
China & North East Asia	-33%	32%	-22%	24%	-32%
South East Asia & Oceania	-32%	8%	-16%	9%	-20%
Other1) 2)	30%	-20%	15%	-33%	-17%

Total	-23%	26%	-11%	5%	-26%

1) Of which Sweden	43%	-32%	-1%	-9%	-50%
2) Of which EU	-15%	19%	-12%	0%	-31%

	2010	2009
Year-over-year change, percent	Q1	Q4	Q3	Q2	Q1
North America	99%	104%	-2%	46%	63%
Latin America	-9%	-25%	-18%	-2%	7%
Northern Europe & Central Asia1) 2)	-20%	-32%	-23%	-9%	-5%
Western & Central Europe2)	-3%	-10%	9%	14%	11%
Mediterranean2)	-17%	-28%	-23%	3%	-4%
Middle East	0%	-6%	10%	12%	-5%
Sub Saharan Africa	-48%	-21%	-17%	5%	47%
India	-43%	-26%	7%	-5%	42%
China & North East Asia	-15%	-14%	50%	38%	27%
South East Asia & Oceania	-32%	-20%	-13%	15%	29%
Other1) 2)	-19%	-48%	-33%	-53%	-42%

Total	-9%	-13%	-6%	7%	12%

1) Of which Sweden	-13%	-69%	-51%	-53%	-40%
2) Of which EU	-12%	-29%	-16%	-6%	-1%

Ericsson First Quarter Report 2010	26

Net Sales by Region by Quarter (cont.)

	2010	2009
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
North America	9,498	23,912	14,476	10,496	4,762
Latin America	3,964	20,025	14,166	9,173	4,376
Northern Europe & Central Asia1 ) 2)	2,300	11,981	8,482	5,773	2,889
Western & Central Europe2 )	5,235	22,459	16,318	10,824	5,387
Mediterranean2)	5,060	25,161	18,109	12,928	6,131
Middle East	3,948	18,250	13,209	8,706	3,956
Sub Saharan Africa	2,418	15,341	11,510	8,320	4,677
India	2,303	15,262	11,834	7,678	4,025
China & North East Asia	4,950	25,960	18,561	12,961	5,790
South East Asia & Oceania	3,517	20,849	15,678	10,888	5,209
Other1) 2)	1,919	7,277	5,801	3,964	2,367

Total	45,112	206,477	148,144	101,711	49,569

1) Of which Sweden	1,047	4,096	3,364	2,288	1,197
2) Of which EU	11,065	49,313	36,232	25,199	12,604

	2010	2009
Year to date, year-over-year change, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
North America	99%	54%	33%	53%	63%
Latin America	-9%	-13%	-6%	2%	7%
Northern Europe & Central Asia1 ) 2)	-20%	-19%	-13%	-7%	-5%
Western & Central Europe2 )	-3%	4%	11%	13%	11%
Mediterranean2)	-17%	-15%	-8%	-1%	-4%
Middle East	0%	2%	6%	4%	-5%
Sub Saharan Africa	-48%	0%	10%	25%	47%
India	-43%	0%	12%	15%	42%
China & North East Asia	-15%	18%	37%	33%	27%
South East Asia & Oceania	-32%	-1%	8%	21%	29%
Other1) 2)	-19%	-45%	-44%	-47%	-42%

Total	-9%	-1%	4%	10%	12%

1) Of which Sweden	-13%	-54%	-48%	-47%	-40%
2) Of which EU	-12%	-14%	-8%	-4%	-1%

Ericsson First Quarter Report 2010	27

External Net Sales by Region by Segment

Since the segments Sony Ericsson and ST-Ericsson are reported in accordance with the equity method, their sales are not included below. Net sales related to these segments are disclosed under SEGMENT RESULTS. Net sales related to other segments are set out below.

Isolated quarter, SEK million Q1 2010	Networks	Global Services	Multimedia	Total
North America	5,946	3,306	246	9,498
Latin America	2,254	1,475	235	3,964
Northern Europe & Central Asia	1,163	964	173	2,300
Western & Central Europe	2,275	2,727	233	5,235
Mediterranean	2,429	2,368	263	5,060
Middle East	1,994	1,704	250	3,948
Sub Saharan Africa	919	1,266	233	2,418
India	1,416	677	210	2,303
China & North East Asia	3,086	1,747	117	4,950
South East Asia & Oceania	1,628	1,784	105	3,517
Other	1,594	80	245	1,919

Total	24,704	18,098	2,310	45,112

Share of Total	55%	40%	5%	100%

Top 5 Countries in Sales

Country	Jan - Mar 2010	Jan - Mar 2009
United States	19%	9%
China	7%	7%
India	5%	8%
United Kingdom	5%	3%
Italy	4%	5%

Ericsson First Quarter Report 2010	28

Provisions

	2010	2009
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Opening balance	12,431	12,386	13,957	12,592	14,350
Additions	1,777	3,591	2,169	3,710	1,672
Utilization/Cash out	-1,565	-2,612	-3,083	-1,982	-3,052
Of which restructuring	-677	-1,075	-1,241	-753	-1,179
Reversal of excess amounts	-498	-1193	-121	-146	-287
Reclassification, translation difference and other	-81	259	-536	-217	-91

Closing balance	12,064	12,431	12,386	13,957	12,592

	2010	2009
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Opening balance	12,431	14,350	14,350	14,350	14,350
Additions	1,777	11,142	7,551	5,382	1,672
Utilization/Cash out	-1,565	-10,729	-8,117	-5,034	-3,052
Of which restructuring	-677	-4,248	-3,173	-1,932	-1,179
Reversal of excess amounts	-498	-1747	-554	-433	-287
Reclassification, translation difference and other	-81	-585	-844	-308	-91

Closing balance	12,064	12,431	12,386	13,957	12,592

Number of Employees

	2010	2009
End of period	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
North America	13,450	11,222	11,199	5,284	5,447
Latin America	6,134	6,055	5,721	7,858	8,031
Northern Europe & Central Asia1 )	21,813	21,993	22,103	21,200	21,410
Western & Central Europe	11,418	11,622	11,701	11,822	11,615
Mediterranean	10,884	9,509	10,019	10,061	10,013
Middle East	3,598	3,744	3,778	3,867	3,945
Sub Saharan Africa	2,044	2,104	2,202	1,853	1,832
India	4,726	4,184	3,798	3,614	3,375
China & North East Asia	7,400	6,894	6,773	6,409	6,029
South East Asia & Oceania	5,070	5,166	5,232	5,280	5,223

Total	86,537	82,493	82,526	77,248	76,920

1) Of which Sweden	18,082	18,217	18,311	18,605	18,812
Information on investments in assets subject to depreciation, amortization, impairment and write-downs

	2010	2009
SEK million	Q1	Q4	Q3	Q2	Q1
Additions
Property, plant and equipment	659	1,110	690	1,189	1,018
Capitalized development expenses	278	662	245	327	209
IPR, brands and other intangible assets	622	5,941	438	50	7

Total	1,559	7,713	1,373	1,566	1,234

Depreciation, amortization and impairment losses
Property, plant and equipment	796	1,065	776	844	817
Capitalized development expenses	168	251	177	173	202
IPR, brands and other intangible assets1)	2,169	2,575	2,315	2,095	833

Total	3,133	3,891	3,268	3,112	1,852

1) Of which restructuring costs	945	1,471	1,509	1,275	—

Ericsson First Quarter Report 2010	29

Other Information

	Jan - Mar		Jan - Dec
	2010	2009	2009
Number of shares and earnings per share
Number of shares, end of period (million)	3,273	3,246	3,273
of which class A-shares (million)	262	262	262
of which class B-shares (million)	3,011	2,984	3,011
Number of treasury shares, end of period (million)	78	59	79
Number of shares outstanding, basic, end of period (million)	3,196	3,187	3,194
Numbers of shares outstanding, diluted, end of period (million)	3,219	3,207	3,216
Average number of treasury shares (million)	78	60	75
Average number of shares outstanding, basic (million)	3,195	3,187	3,190
Average number of shares outstanding, diluted (million)1)	3,219	3,206	3,212
Earnings per share, basic (SEK)	0.40	0.54	1.15
Earnings per share, diluted (SEK)1)	0.39	0.54	1.14

1) Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Ratios
Days sales outstanding	117	124	106
Inventory turnover days	75	83	68
Payable days	59	65	57
Equity ratio (%)	52.8%	52.0%	52.3%
Return on equity (%)	3.6%	4.8%	2.6%
Return on capital employed (%)	5.0%	6.6%	4.3%
Capital turnover (times)	1.0	1.1	1.1
Payment readiness, end of period	90,260	73,353	88,960
Payment readiness, as percentage of sales	50.0%	37.0%	43.1%

Exchange rates used in the consolidation
SEK/EUR - average rate	10.00	11.01	10.63
- closing rate	9.72	10.97	10.30
SEK/USD - average rate	7.22	8.34	7.63
- closing rate	7.21	8.23	7.18

Other
Export sales from Sweden	20,709	22,316	94,829

Ericsson Planning Assumptions for Year 2010

Research and development expenses

We estimate R&D expenses for the full year 2010 to be at around SEK 28-30 b. The estimate includes amortizations/write-downs of intangible assets related to major acquisitions previously made and excludes restructuring charges. However, currency effects may cause this to change.

Capital expenditures

Excluding acquisitions, the capital expenditures in relation to sales are not expected to be significantly different in 2010, remaining at roughly two percent of sales.

Utilization of provisions

The expected utilization of provisions for year 2010 is stated in the Annual Report 2009.

Ericsson First Quarter Report 2010	30

Consolidated Operating Income excl. Restructuring Charges

	2010	2009
SEK million	Q1	Q4	Q3	Q2	Q1
Net sales	45,112	58,333	46,433	52,142	49,569
Cost of sales	-27,727	-37,675	-29,623	-33,215	-31,585

Gross income	17,385	20,658	16,810	18,927	17,984
Gross margin (%)	38.5%	35.4%	36.2%	36.3%	36.3%

Research and development expenses	-7,265	-7,029	-6,418	-6,761	-6,802
Selling and administrative expenses	-5,881	-7,014	-5,164	-6,886	-6,809

Operating expenses	-13,146	-14,043	-11,582	-13,647	-13,611

Other operating income and expenses	302	878	222	1,640	342

Operating income before share in earnings of JV and associated companies	4,541	7,493	5,450	6,920	4,715
Operating margin before share in earnings of JV and associated companies (%)	10.1%	12.8%	11.7%	13.3%	9.5%
Share in earnings of JV and associated companies	-260	-431	-1,480	-1,997	-2,170

Operating income	4,281	7,062	3,970	4,923	2,545

Earnings per share, basic (SEK) excl. JV’s and ass. comp	0.96	1.37	1.21	1.53	1.19
Earnings per share, diluted (SEK)1) excl. JV’s and ass. comp	0.96	1.36	1.20	1.52	1.19

1) Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
Restructuring Charges by Function
	2010	2009
SEK million	Q1	Q4	Q3	Q2	Q1
Cost of sales	-800	-1,660	-832	-1,317	-371
Research and development expenses	-261	-2,277	-1,800	-1,690	-278
Selling and administrative expenses	-1,127	-308	-115	-558	-53

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	-2,188	-4,245	-2,747	-3,565	-702

Share in Sony Ericsson charges	-15	-797	-9	-5	-66
Share in ST-Ericsson charges	-97	-233	-70	-140	-2

Subtotal Sony Ericsson and ST-Ericsson	-112	-1,030	-79	-145	-68

Total	-2,300	-5,275	-2,826	-3,710	-770

Restructuring Charges by Segment
	2010	2009
SEK million	Q1	Q4	Q3	Q2	Q1
Networks	-1,450	-3,166	-2,407	-2,283	-502
Global Services	-680	-951	-311	-982	-190
Of which Professional Services	-588	-850	-252	-767	-175
Of which Network rollout	-92	-101	-59	-215	-15
Multimedia	-45	-70	-28	-277	-10
Unallocated	-13	-58	-1	-23	—

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	-2,188	-4,245	-2,747	-3,565	-702

Sony Ericsson	-15	-797	-9	-5	-66
ST-Ericsson	-97	-233	-70	-140	-2

Subtotal Sony Ericsson and ST-Ericsson	-112	-1,030	-79	-145	-68

Total	-2,300	-5,275	-2,826	-3,710	-770

Ericsson First Quarter Report 2010	31

Operating Income by Segment excl. Restructuring Charges

	2010 Q1	2009
Isolated quarters, SEK million		Q4	Q3	Q2	Q1
Networks1)	2,990	5,294	3,545	3,548	3,569
Global Services1)	2,005	2,027	1,737	3,231	1,710
Of which Professional Services	2,007	2,197	1,880	3,032	1,924
Of which Network rollout	-2	-170	-143	199	-214
Multimedia	-290	333	358	295	54
Unallocated 2)	-145	-229	-167	-300	-77

Subtotal Ericsson excluding Sony Ericsson and ST- Ericsson	4,560	7,425	5,473	6,774	5,256

Sony Ericsson	91	-247	-1,027	-1,538	-2,004
ST-Ericsson 3)	-370	-118	-476	-313	-707

Subtotal Sony Ericsson and ST-Ericsson	-279	-365	-1,503	-1,851	-2,711

Total	4,281	7,060	3,970	4,923	2,545

Operating Margin by Segment excl. Restructuring Charges
	2010 Q1	2009
As percentage of net sales, isolated quarters		Q4	Q3	Q2	Q1
Networks1)	12%	17%	14%	12%	12%
Global Services1)	11%	9%	9%	16%	10%
Of which Professional Services	15%	13%	15%	22%	15%
Of which Network rollout	0%	-3%	-2%	3%	-5%
Multimedia	-13%	10%	11%	9%	2%

Subtotal excluding Sony Ericsson and ST- Ericsson	10%	13%	12%	13%	11%

EBITA by Segment excl. Restructuring Charges
	2010 Q1	2009
Isolated quarters, SEK million		Q4	Q3	Q2	Q1
Networks1)	3,869	5,963	3,962	4,079	4,106
Global Services1)	2,176	2,210	1,982	3,316	1,796
Of which Professional Services	2,150	2,353	2,115	3,106	2,000
Of which Network rollout	26	-143	-133	210	-204
Multimedia	-116	584	496	503	259
Unallocated2)	-145	-226	-161	-304	-73

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	5,784	8,531	6,279	7,594	6,088

Sony Ericsson	91	-247	-1,027	-1,538	-2,004
ST-Ericsson 3)	-370	-118	-476	-313	-707

Subtotal Sony Ericsson and ST-Ericsson	-279	-365	-1,503	-1,851	-2,711

Total	5,505	8,166	4,776	5,743	3,377

EBITA Margin by Segment excl. Restructuring Charges

	2010 Q1	2009
As percentage of net sales, isolated quarters		Q4	Q3	Q2	Q1
Networks1)	16%	19%	16%	14%	14%
Global Services1)	12%	10%	11%	17%	10%
Of which Professional Services	16%	14%	17%	22%	16%
Of which Network rollout	1%	-2%	-2%	4%	-4%
Multimedia	-5%	17%	15%	15%	8%

Subtotal excluding Sony Ericsson and ST- Ericsson	13%	15%	14%	15%	12%

1)	For 2009 Networks and Global Services are restated in accordance with the change in segments.
2)	“Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.
3)

First quarter 2009 includes a loss of SEK 0.5 b for January for Ericsson Mobile Platforms operations which as from February 1, 2009, are reported in ST-Ericsson. Second quarter 2009 includes a capital gain of SEK 0.1 b related to Ericsson Mobile Platforms. Fourth quarter 2009 includes a gain of SEK 0.1 b related to Ericsson Mobile Platforms.

Ericsson First Quarter Report 2010	32

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: April 26, 2010